FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

GRUPO FINANCIERO HSBC, S.A. DE C.V.
THIRD QUARTER
2012 FINANCIAL RESULTS - HIGHLIGHTS

·   Net income before tax for the nine months to 30 September 2012 was MXN5,721m, an increase of MXN2,116m or 58.7% compared with MXN3,605m for the same period in 2011, mainly driven by reduced administrative and personnel expenses related to strict cost control and cost savings initiatives, lower loan impairment charges, and higher net interest income, partially offset by lower other operating income

· Net income for the nine months to 30 September 2012 was MXN4,413m, an increase of MXN1,693m or 62.2% compared with MXN2,720m for the same period in 2011

·   Total operating income, net of loan impairment charges, for the nine months to 30 September 2012 was MXN21,999m, a decrease of MXN362m or 1.6% compared with MXN22,361m for the same period in 2011, mainly due to one-off gains recognised in 2011 resulting from the sale and leaseback of certain branches in the network and the sale of HSBC Afore, partially offset by increased net interest income

·   Loan impairment charges for the nine months to 30 September 2012 were MXN4,259m, a decrease of MXN491m or 10.3% compared with MXN4,750m for the same period in 2011 due to enhanced pre-screening of new customers and an overall improvement in asset quality

·   Administrative and personnel expenses were MXN16,313m, a decrease of MXN2,478m or 13.2% compared with the same period in 2011. Excluding the effect of restructuring charges, which were MXN856m lower than those incurred in the same period in 2011, the decrease would have been MXN1,622m or 9.2% compared with the same period in 2011 as a result of strict cost control and cost reduction strategies implemented since 2011

· The cost efficiency ratio was 62.1% for the nine months to 30 September 2012, compared with 69.3% for the same period in 2011

·   Net loans and advances to customers were MXN180.8bn at 30 September 2012, an increase of MXN9.3bn or 5.4% compared with MXN171.5bn at 30 September 2011. Total impaired loans as a percentage of gross loans and advances improved to 2.0% compared with 3.6% at 30 September 2011. The coverage ratio (allowance for loan losses divided by impaired loans) was 270.2% compared with 158.4% at 30 September 2011

· At 30 September 2012, deposits were MXN286.6bn, an increase of MXN5.8bn or 2.1% compared with MXN280.7bn at 30 September 2011

· Return on equity was 12.3% for the nine months to 30 September 2012 compared with 7.4% for the same period in 2011

·   At 30 September 2012, the bank’s capital adequacy ratio was 14.4% and the tier 1 capital ratio was 11.3% compared with 15.2% and 11.6% respectively at 30 September 2011, and 15.3% and 11.7% respectively at 31 December 2011

· In the first quarter of 2012, HSBC Mexico S.A. paid a dividend of MXN1,400m, representing MXN0.81 per share, and Grupo Financiero HSBC paid a dividend of MXN2,400m, representing MXN0.94 per share

Nine months to 30 September 2011 results have been restated to reflect the Afore and the general insurance manufacturing businesses as discontinued operations.

HSBC Mexico S.A. (the bank) is a subsidiary of Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 30 September 2012) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.HSBC Seguros, S.A. de C.V. Grupo Financiero HSBC (HSBC Seguros) is Grupo Financiero HSBC's insurance group.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

The Mexican economy continued its strong performance, growing by 4.1% in the second quarter of 2012, despite difficult global conditions. This growth was a result of both a robust services and export sector together with improved credit and employment conditions. Inflation was above expectations largely due to agricultural price pressures and the knock-on effect of the currency depreciation against the US dollar. Banco de Mexico left the monetary policy rate unchanged at 4.5% during this period.

For the nine months to 30 September 2012, Grupo Financiero HSBC's net income was MXN4,413m, an increase of MXN1,693m or 62.2% compared with the same period of 2011. Improved net income was mainly driven by a decrease in administrative and personnel expenses, lower loan impairment charges, and higher net interest income, partially offset by lower other operating income.

Net interest income was MXN16,429m, an increase of MXN468m or 2.9% compared with the same period of 2011.Higher net interest income was due to loan portfolio growth, mainly in commercial and payroll loans, coupled with increased deposit volumes, partially offset by lower spreads in credit cards, payroll and business banking loans.

Loan impairment charges were MXN4,259m,a decrease of MXN491m or 10.3% compared with the same period of 2011. In April 2012, a change in the write-off policy for mortgage loans was implemented and generated a one-off increase in loan impairment charges of MXN659m. Excluding the change in write-off policy, loan impairment charges decreased MXN1,150m or 24.2% compared with the same period of 2011, reflecting enhanced pre-screening of new customers and an overall improvement in asset quality as a consequence of repositioning the loan portfolios to lower risk products.

Net fee income was MXN4,649m, an increase of MXN135m or 3.0% compared with the same period of 2011. The increase was mainly due to higher fees reported for structuring activities related to project finance, equity and debt capital markets, trade services and payroll loans.

Trading income was MXN2,429m, a decrease of MXN67m or 2.7% compared with the same period of 2011.The decrease was impacted by certain large derivatives deals and a gain of MXN279m arising from the sale of one of the Grupo Financiero HSBC's equity investments in the first quarter of 2011, partially offset by an increase in foreign exchange revenues and gains on available-for-sale transactions in 2012.

Other operating income was MXN2,751m a decrease of MXN1,389m or 33.6% compared with the same period of 2011. This decrease was mainly due to one-off gains recognised in 2011 resulting from the sale and leaseback of certain branches in the network, the gain from the sale of HSBC Afore and tax recoveries from previous years.

Administrative and personnel expenses were MXN16,313m, a decrease of MXN2,478m or 13.2% compared with the same period of 2011. Excluding the effect of restructuring charges, which were MXN856m lower than those incurred in the same period of 2011, the decrease would have been MXN1,622m or 9.2% compared with the same period of 2011. This decrease reflects cost reduction initiatives implemented in 2011 in both regional and local operations, such as rightsizing the regional structures and other rationalisation programmes, in addition to the write-off of intangible assets. As of 30 September 2012, full-time employees reduced by 1,497, or 7.8%, compared to 30 September 2011.

The cost efficiency ratio was 62.1% for the nine months to 30 September 2012, compared with 69.3% for the same period of 2011.

The performance of non-banking subsidiaries continued to contribute positively to Grupo Financiero HSBC's results, particularly HSBC Seguros, which reported net income before taxes of MXN1,710m for the nine months to 30 September 2012, up 10.4% compared with the same period of 2011. The main driver for this growth was a reduction in the claims ratio for the Term Life Insurance product to 19.4% from 26.7% reported at 30 September 2011. In addition, the endowment insurance product reported a 32.7% rise in sales compared to the same period of 2011.

Net loans and advances to customers increased MXN9.3bn or 5.4% to MXN180.8bn at 30 September 2012 compared with 30 September 2011. This increase was mainly driven by growth in government entities, consumer and commercial portfolios. Government entities portfolio growth was mainly due to higher lending to federal governmental institutions and the consumer portfolio growth was primarily driven by increased payroll and personal loans.

At 30 September 2012, total impaired loans decreased by 41.7% to MXN3.8bn compared with MXN6.5bn at 30 September 2011 due to the reclassification of a large government loan from impaired to performing in December 2011. The reduction in impaired mortgage loans included an MXN0.8bn decrease relating to the change in write-off policy in April 2012. Impaired consumer loans decreased 14.3%, as the portfolio repositioned to lower risk products.
Total impaired loans as a percentage of total loans and advances to customers improved to 2.0% compared with 3.6% at 30 September 2011.

Total loan loss allowances at 30 September 2012 were MXN10.2bn, largely unchanged compared with 30 September 2011. The total coverage ratio (allowance for loan losses divided by impaired loans) was 270.2% at 30 September 2012 compared with 158.4% at 30 September 2011.

Total deposits were MXN286.6bn at 30 September 2012, an increase of MXN5.8bn or 2.1% compared with 30 September 2011. This increase was a result of continued sales efforts and targeted promotions.

Funds under management increased 31.4% compared 30 September 2011,as a result of marketing campaigns targeting Premier customers.

At 30 September 2012, the bank's capital adequacy ratio was 14.4% and the tier 1 capital ratio was 11.3% compared with 15.2% and 11.6% respectively at 30 September 2011, and 15.3% and 11.7% respectively at 31 December 2011.

In the first quarter of 2012, the bank paid a dividend of MXN1,400m representing MXN0.81 per share and Grupo Financiero HSBC paid a dividend of MXN2,400m representing MXN0.94 per share.

Business highlights

Retail Banking and Wealth Management (RBWM)

RBWM reported strong balance sheet growth compared to 30 September 2011, increasing the loan portfolio by 11.6% and deposits by 4.9%.

Personal and payroll loans balances present a significant growth compared to 30 September 2011, increasing 54.0% and 35.7% respectively, on the back of sales strategies and promotions and supported by the synergies with commercial and global banking businesses.

Mortgage originations increased 65.2% compared to 30 September 2011. The strategy for the mortgage loan portfolio has been focused towards low risk customers with competitive pricing.

Funds under management increased 31.4% compared to 30 September 2011, as a result of marketing campaigns targeting Premier customers.

Commercial Banking

Commercial Banking loans and deposits grew by 1.1% and 8.4% respectively compared to 30 September 2011. The credit quality of our book continued to improve, reflecting the strong economic environment in Mexico, as well as sound underwriting policies.

Aligned to the bank's strategy on international connectivity, total operating income, net of loan impairment charges, for trade transactions were MXN213m for the nine months to 30 September 2012, an increase of MXN52m or 32.0% compared to the same period of 2011.

For the nine months to 30 September 2012, foreign exchange operations revenues were MXN133m, an increase of MXN39m or 41.5% compared to the same period of 2011.

Global Banking and Markets

Global Markets trading income decreased MXN67m compared with the same period of 2011. The decrease was impacted by certain large derivatives deals and a gain of MXN279m arising from the sale of one of the Grupo Financiero HSBC's equity investments in the first quarter of 2011, partially offset by an increase in foreign exchange revenues and gains on available for sale transactions by the Balance Sheet Management desk in 2012.

During the third quarter of 2012, Debt Capital Markets maintained its status as one of the top five leading Mexican underwriters*, placing and participating in bond issuances for a total transaction amount of MXN41,398m.

As of 30 September 2012, Equity Capital Markets acted as Joint Bookrunner on the Initial Public Offering of Santander Mexico. This was the second such transaction where the bank played a key role in large initial public oferings following the Alpek transaction earlier in the year. Both deals were allocated between Mexican and international tranches. The deals represented landmark transactions for Grupo Financiero HSBC as they are its first lead roles in the region.

Global Banking continues to grow average balances in its credit and lending business and customer deposits, which increased 15.7% and 37.6% respectively compared with the first nine months of 2011. In addition, for the nine months to 30 September 2012, Global Banking trade services revenues were MXN150m, up MXN56m or 59.6% compared to MXN94m for the same period of 2011.

Sale of HSBC general insurance manufacturing to AXA Group

On 6 March 2012, Grupo Financiero HSBC announced that it has entered into agreements to sell its general insurance manufacturing portfolio to AXA Group.

HSBC and AXA Group are working together to ensure a seamless transition, subject to normal regulatory approvals.

Grupo Financiero HSBC nine months to 30 September 2012 financial results as reported to HSBC Holdings plc, our ultimate parent company, are under International Financial Reporting Standards (IFRS)

For the nine months to 30 September 2012, on an IFRS basis, Grupo Financiero HSBC reported pre-tax profits of MXN7,555m, an increase of MXN324m or 4.5% compared with MXN7,231m in the same period of 2011.

The lower profit reported under Mexican GAAP is largely due to lower loan impairment charges under IFRS as a result of the different provisioning methodologies. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

* Source: Bloomberg Finance

About HSBC

Grupo Financiero HSBC is one of the leading financial groups in Mexico with 1,055 branches, 6,364 ATMs, approximately 5.6m active customers and approximately 17,700 employees. For more information, visit www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa and with assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

For further information contact:

Mexico City
Lyssette Bravo	Andrea Colín
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 3001

London
Patrick Humphris	Guy Lewis
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7992 1631	Telephone: +44 (0)20 7992 1938

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2012	2011	2012	2011
Assets

Cash and deposits in banks	43,430	55,376	43,430	55,376

Margin accounts	77	-	77	-

Investment in securities	156,125	168,469	140,291	151,070
Trading securities	41,729	37,304	34,661	27,757
Available-for-sale securities	99,171	116,067	99,171	116,067
Held to maturity securities	15,225	15,098	6,459	7,246

Repurchase agreements	5,836	7,668	5,836	7,668

Derivative transactions	47,048	50,979	47,048	50,979

Performing loans
Commercial loans	103,060	100,133	103,060	100,133
Loans to financial intermediaries	5,119	6,341	5,119	6,341
Consumer loans	33,390	29,101	33,390	29,101
Mortgage loans	18,889	17,828	18,889	17,828
Loans to government entities	26,758	21,880	26,758	21,880
Total performing loans	187,216	175,283	187,216	175,283
Impaired loans
Commercial loans	1,949	2,014	1,949	2,014
Consumer loans	1,076	1,256	1,076	1,256
Mortgage loans	674	1,839	674	1,839
Loans to government entities	70	1,352	70	1,352
Total impaired loans	3,769	6,461	3,769	6,461
Gross loans and advances to customers	190,985	181,744	190,985	181,744
Allowance for loan losses	(10,183)	(10,231)	(10,183)	(10,231)
Net loans and advances to customers	180,802	171,513	180,802	171,513
Accounts receivables from insurers and bonding companies	1	-	-	-
Premium receivables	228	186	-	-
Accounts receivables from reinsurers and rebonding companies	191	237	-	-
Other accounts receivable	42,915	30,916	41,189	30,948
Foreclosed assets	234	195	231	191
Property, furniture and equipment, net	7,371	8,074	7,371	8,073
Long-term investments in equity securities	216	250	130	170
Assets held for sale	89	99	-	3
Deferred taxes	5,923	5,508	5,824	5,386
Goodwill	1,199	1,188	-	-
Other assets, deferred charges and intangibles	2,801	5,134	2,693	4,642
Total assets	494,486	505,792	474,922	486,019

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2012	2011	2012	2011
Liabilities
Deposits	286,552	280,730	287,279	281,464
Demand deposits	171,126	159,367	171,853	160,102
Time deposits	111,162	117,101	111,162	117,100
Money market instruments	4,264	4,262	4,264	4,262

Bank deposits and other liabilities	23,754	28,927	23,754	28,927
On demand	1,560	-	1,560	-
Short-term	20,560	27,243	20,560	27,243
Long-term	1,634	1,684	1,634	1,684

Repurchase agreements	21,113	17,176	21,113	22,598
Stock borrowing	-	4	-	4
Financial assets pending to be settled	34	-	34	-
Collateral sold	1,557	12,095	1,557	6,673
Derivative transactions	45,267	50,669	45,267	50,669
Technical reserves	10,935	10,389	-	-
Reinsurers	71	58	-	-
Other payable accounts	45,344	45,916	43,238	46,680
Income tax	835	1,996	658	1,113
Contributions for future capital increases	-	-	-	2,013
Sundry creditors and other accounts Payable	44,509	43,920	42,580	43,554

Subordinated debentures outstanding	10,158	10,435	10,158	10,435

Deferred taxes	522	606	508	587

Total liabilities	445,307	457,005	432,908	448,037

Equity
Paid in capital	32,673	32,673	27,618	25,605
Capital stock	5,111	5,111	5,261	5,087
Additional paid in capital	27,562	27,562	22,357	20,518

Other reserves	16,496	16,104	14,394	12,374
Capital reserves	2,186	1,832	10,603	11,069
Retained earnings	8,833	11,262	(204)	(301)
Result from the valuation of available-for-sale securities	1,157	758	1,157	758
Result from cash flow hedging transactions	(93)	(468)	(93)	(467)
Net income	4,413	2,720	2,931	1,315
Minority interest in capital	10	10	2	3
Total equity	49,179	48,787	42,014	37,982
Total liabilities and equity	494,486	505,792	474,922	486,019

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2012	2011	2012	2011
Memorandum Accounts	4,317,285	2,967,174	4,254,241	2,872,208

Third party accounts	54,129	96,899	53,002	51,821
Clients current accounts	1	(169)	-	-
Custody operations	146	33,640	-	-
Transactions on behalf of clients	980	11,607	-	-
Third party investment banking operations, net	53,002	51,821	53,002	51,821

Proprietary position	4,263,156	2,870,275	4,201,239	2,820,387
Guarantees granted	9	14	9	14
Contingent assets and liabilities	-	95	-	95
Irrevocable lines of credit granted	25,312	19,193	25,312	19,193
Goods in trust or mandate	379,835	313,369	379,835	313,370
Goods in custody or under administration	375,685	253,350	370,574	248,240
Collateral received by the institution	41,959	35,774	41,959	35,774
Collateral received and sold or delivered as guarantee	34,243	36,971	34,243	31,561
Values in deposit	53	53	-	-
Suspended interest on impaired loans	107	230	107	230
Recovery guarantees for issued bonds	41,787	34,191	-	-
Paid claims	15	56	-	-
Cancelled claims	9	24	-	-
Responsibilities from bonds in force	3,613	3,416	-	-
Other control accounts	3,360,529	2,173,539	3,349,200	2,171,910

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2012	2011	2012	2011
Interest income	23,861	22,657	23,272	22,098
Interest expense	(8,313)	(7,534)	(8,328)	(7,548)

Earned premiums	2,367	2,040	-	-
Technical reserves	(612)	(220)	-	-
Claims	(874)	(982)	-	-

Net interest income	16,429	15,961	14,944	14,550

Loan impairment charges	(4,259)	(4,750)	(4,259)	(4,750)
Risk-adjusted net interest income	12,170	11,211	10,685	9,800

Fees and commissions receivable	6,323	5,953	5,957	5,649

Fees payable	(1,674)	(1,439)	(1,334)	(1,063)

Trading income	2,429	2,496	2,228	2,011

Other operating income	2,751	4,140	2,913	4,313

Total operating income	21,999	22,361	20,449	20,710

Administrative and personnel expenses	(16,313)	(18,791)	(16,669)	(19,031)

Net operating income	5,686	3,570	3,780	1,679

Undistributed income from subsidiaries	35	35	32	35

Net income before taxes	5,721	3,605	3,812	1,714
Income tax	(1,348)	(1,469)	(781)	(652)
Deferred income tax	(94)	269	(100)	234
Net income before discontinued operations	4,279	2,405	2,931	1,296

Discontinued operations	135	295	-	-

Minority interest	(1)	20	-	19

Net income	4,413	2,720	2,931	1,315

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2012	32,673	1,832	8,849	547	(243)	2,510	11	46,179

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	126	2,384	-	-	(2,510)	-	-
Cash dividends	-	-	(2,400)	-	-	-	-	(2,400)
Total	-	126	(16)	-	-	(2,510)	-	(2,400)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	4,413	-	4,413
Result from valuation of available- for-sale securities	-	-	-	610	-	-	-	610
Result from cash flow hedging transactions	-	-	-	-	150	-	-	150
Others	-	228	-	-	-	-	(1)	227
Total	-	228	-	610	150	4,413	(1)	5,400
Balances at 30 September 2012	32,673	2,186	8,833	1,157	(93)	4,413	10	49,179

Consolidated Statement of Changes in Shareholders' Equity(continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2012	27,618	11,057	(202)	547	(243)	716	3	39,496

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	-	716	-	-	(716)	-	-
Constitution of reserves	-	716	(716)	-	-	-	-	-
Cash dividends	-	(1,400)	-	-	-	-	-	(1,400)
Total	-	(684)	-	-	-	(716)	-	(1,400)

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	2,931	-	2,931
Result from valuation of available- for-sale securities	-	-	-	610	-	-	-	610
Result from cash flow hedging transactions	-	-	-	-	150	-	-	150
Others	-	230	(2)	-	-	-	(1)	227
Total	-	230	(2)	610	150	2,931	(1)	3,918
Balances at 30 September 2012	27,618	10,603	(204)	1,157	(93)	2,931	2	42,014

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	30 Sep 2012

Net income	4,413
Adjustments for items not involving cash flow:	5,767
Depreciation and amortisation	1,258
Provisions	2,625
Income tax and deferred taxes	1,441
Technical reserves	612
Discontinued operations	(135)
Undistributed income from subsidiaries	(34)

Changes in items related to operating activities:
Margin accounts	(50)
Investment securities	21,960
Repurchase agreements	(87)
Stock borrowing	(4)
Derivative (assets)	(4,142)
Loan portfolio	(4,064)
Foreclosed assets	(27)
Operating assets	(13,628)
Deposits	(10,876)
Bank deposits and other liabilities	(8,782)
Settlement accounts	34
Creditors repo transactions	11,786
Collateral sold or delivered as guarantee	(16,147)
Derivative (liabilities)	1,971
Subordinated debentures outstanding	(330)
Accounts receivables from reinsurers and coinsurers	88
Accounts receivables from premiums	(68)
Reinsurers and bonding	41
Other operating liabilities	5,628
Funds provided by operating activities	(16,697)

Investing activities:
Acquisition of property, furniture and equipment	(362)
Intangible asset acquisitions	1,257
Funds used in investing activities	895

Financing activities:
Cash dividends	(2,400)
Others	228
Funds used in financing activities	(2,172)

Financing activities:
Increase / Decrease in cash and equivalents	(7,794)
Cash and equivalents at beginning of period	51,224
Cash and equivalents at end of period	43,430

Consolidated Statement of Cash Flows
(continued)

BANK

Figures in MXN millions	30 Sep 2012

Net income	2,931
Adjustments for items not involving cash flow:	4,732
Depreciation and amortisation	1,258
Provisions	2,625
Income tax and deferred taxes	881
Undistributed income from subsidiaries	(32)

Changes in items related to operating activities:
Margin accounts	(50)
Investment securities	22,251
Repurchase agreements	(87)
Derivative (assets)	(4,142)
Loan portfolio	(4,063)
Foreclosed assets	(27)
Operating assets	(11,855)
Deposits	(10,842)
Bank deposits and other liabilities	(8,782)
Creditors repo transactions	5,740
Stock borrowing	(4)
Collateral sold or delivered as guarantee	(10,100)
Derivative (liabilities)	1,971
Subordinated debentures outstanding	(329)
Other operating liabilities	7,456
Income tax paid	(1,724)
Funds provided by operating activities	(14,587)

Investing activities:
Acquisition of property, furniture and equipment	(511)
Intangible asset acquisitions	813
Funds used in investing activities	302

Financing activities:
Cash dividends	(1,400)
Others	228
Funds used in financing activities	(1,172)

Financing activities:
Increase / Decrease in cash and equivalents	(7,794)
Cash and equivalents at beginning of period	51,224
Cash and equivalents at end of period	43,430

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the nine months ended 30 September 2012 and an explanation of the key reconciling items.

30 Sep
Figures in MXN millions	2012

Grupo Financiero HSBC - Net Income Under Mexican GAAP	4,413

Differences arising from:

Valuation of defined benefit pensions and post retirement healthcare benefitsW	72
Deferral of fees received and paid on the origination of loansW	58
Loan impairment chargesW	1,251
Purchase accounting adjustmentsW	(9)
Recognition of the present value in-force of long-term insurance contractsW	46
Other differences in accounting principlesW	(4)
Net income under IFRS	5,827
US dollar equivalent (millions)	441
Add back tax expense	1,728
Profit before tax under IFRS	7,555
US dollar equivalent (millions)	571
Exchange rate used for conversion	13.22

WNet of tax at 29% .**

** According to the gradual reduction of the income tax rate applicable for 2013, differences are presented net of tax at 29%.

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Deferral of fees paid and received on the origination of loans
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for using the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

·     When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated

· In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Purchase accounting adjustments
Purchase accounting adjustments arose from the valuation of assets and liabilities on acquiring Grupo Financiero Bital in November 2002 under IFRS. Under Mexican GAAP, a different valuation methodology is applied.

Recognition of present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                     Date: 31 October 2012